Exhibit 99.8

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Cameron C. Scott, do hereby certify that:

1)	I am a Principal Consultant (Geotechnical Engineering) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 2200, 1066 West Hastings Street, Vancouver, British Columbia, Canada;

2)

I am a graduate of the University of British Columbia in 1974, I obtained a B.A.Sc. Degree in Geological Engineering and subsequently was granted an M.Eng. I also obtained a Degree in Civil Engineering (Geotechnical Option) by the University of Alberta in 1984. I have practiced my profession continuously since 1974. I have worked as a Geotechnical Engineer for a total of 40 years. Most of my professional practice has focused on the geotechnical and hydrogeological aspects of mining, including the site selection, design, permitting, operation and closure of mine waste facilities in Canada, the US, Mexico, Central and South America, Europe and various countries within the former Soviet Union.

3)	I am a professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia (#11523) since 1978;

4)	I have not personally visited the subject projects but relied on a site visit conducted between June 16 and 18, 2014 by Glen Cole, PGeo (APGO#1416), a co-author of this technical report;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for section 19, and accept professional responsibility for that section of this technical report;

8)	I have had no prior involvement with the subject projects;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Vancouver, British Columbia	Cameron C. Scott (PEng #11523)
March 20, 2015	Principal Consultant (Geotechnical Engineering)